Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.
Form F-80 File No.: 333-216354

2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 Telephone: (403) 216-3939 Facsimile: (403) 234-8731 Website: www.totalenergy.ca

News Release
March 13, 2017
Total Energy Services Inc. Finalizes Notice of Variation To
Confirm Waiver of Minimum Tender Condition and Respond to
Various Savanna Assertions
CALGARY, ALBERTA – Total Energy Services Inc. ("Total Energy") announced today that it has finalized a notice of variation, dated March 13, 2017 (the "Notice of Variation"), in relation to its previously announced waiver of the 66 2/3% minimum tender condition (the "Minimum Tender Condition") to its offer (the "Total Offer") to purchase all of the issued and outstanding common shares (the "Savanna Common Shares") of Savanna Energy Services Corp. ("Savanna"). The Total Offer remains subject to the statutory minimum condition, which requires that more than 50% of the outstanding Savanna Common Shares (excluding Savanna Common Shares held by Total Energy and certain related persons) be tendered to the Total Offer and not withdrawn. The waiver of the Minimum Tender Condition does not affect the consideration offered by Total Energy for Savanna Common Shares or the expiry time of the Total Offer. Total Energy expects that the Notice of Variation will be filed with applicable securities regulatory authorities and mailed to registered Savanna securityholders today.  Assuming all other conditions of the Total Offer are satisfied as of the expiry of the initial deposit period, on March 24, 2017, Total Energy expects to take-up and pay for all Savanna Common Shares deposited (and not withdrawn) under the Total Offer at that time and to extend the Total Offer in accordance with applicable Canadian securities laws.
THE TOTAL OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (PACIFIC TIME) ON MARCH 24, 2017 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY TOTAL ENERGY.
Total Energy has confirmed with the Savanna shareholders who entered into support agreements with Total Energy in November 2016 (the "Locked-Up Shareholders") that all of them view the Total Offer as superior to the proposed combination of Savanna and Western Energy Services Corp. ("Western") announced by Savanna on March 9, 2017 and that all Locked-Up Shareholders will tender their Savanna Common Shares to the Total Offer.  Based on public filings and additional information communicated to Total Energy concerning recent purchases made by Locked-Up Shareholders, the number of Savanna Common Shares to be tendered by the Locked-Up Shareholders represents approximately 43.5% of the total number of issued and outstanding Savanna Common Shares.
Information concerning the waiver of the Minimum Tender Condition is set out in the Notice of Variation, which will be available on SEDAR (at www.sedar.com), under Savanna's issuer profile, when it is filed with Canadian securities regulatory authorities later today. Savanna securityholders are urged to review the Notice of Variation carefully and in its entirety. The Notice of Variation will also be available on Total Energy's website at www.totalenergy.ca/savannaoffer.

Savanna's use of 2014 Financial Data for Comparative Purposes
In its Notice of Change to Directors' Circular, dated March 9, 2017 (the "Savanna Notice of Change"), Savanna presented certain 2014 financial information to suggest that the combined entity resulting from a combination of Savanna and Western would be better positioned to benefit from an industry recovery than Total Energy following a combination with Savanna.  In making an assessment of that suggestion, Savanna shareholders should consider the following performance tables showing the comparative performance of Western, Savanna and Total Energy.
Comparative Shareholder Returns
The following comparative shareholder return graph has been prepared by Total Energy's financial advisor, GMP FirstEnergy, and is based upon share trading data, as reported by the TSX, since Western completed a corporate reorganization and recapitalization transaction on December 22, 2009 and includes cash dividends paid to shareholders of Total Energy, Savanna and Western over the time period noted below.
The foregoing graph illustrates the dramatic underperformance of each of Savanna and Western in generating shareholder returns relative to Total Energy and the Canadian energy services industry over the past seven years.  The industry leading track record of Total Energy in the creation of sustainable shareholder returns is also clearly illustrated.  The combination of Savanna and Western pursuant to the proposed plan of arrangement between Savanna and Western (the "Western Arrangement") will result in two heavily indebted companies becoming one under the stewardship of directors and management that have materially and consistently underperformed their industry peers, particularly Total Energy. In contrast, the combination of Total Energy and Savanna will provide Savanna shareholders with the benefit of a board of directors and management team that has consistently provided Total Energy shareholders with industry leading shareholder returns.

Comparative Stewardship Record
The following table further illustrates the inefficient capital allocation and stewardship records of each of Savanna and Western relative to Total Energy, as well as the vulnerability a combined Savanna and Western entity would have to continued challenging industry conditions as a result of their substantial debt levels.
Comparative Capital Stewardship Record – Snapshot
	WRG	SVY	TOT
Property, plant & equipment ("PP&E") at January 1, 2014, million $	$783.2	$1,185.3	$382.3
Goodwill at January 1, 2014, million $	88.7	10.6	4.1
Total capital assets	871.9	1,195.9	386.4
2014 EBITDA, million $	173.2	158.8	105.5
2014 EBITDA per $1.00 of capital assets at January 1, 2014, $	$0.20	$0.13	$0.27
Cumulative PP&E/Goodwill impairment write-downs from September 30, 2005 to December 31, 2016, million $	$157.0	$1,039.1	$-
Total debt at December 31, 2016, million $	264.8	243.4	46.9
EBITDA 2016, million $	3.6	39.2	14.0
Total debt to EBITDA, December 31, 2016, times	73.8	6.2	3.3

Note:
(1)	EBITDA means earnings before interest, taxes, depreciation and amortization and is equal to net income (loss) before income taxes plus finance costs plus depreciation expense plus impairment expense plus loss on asset decommissioning minus finance income. EBITDA is not a recognized measure under IFRS. The EBITDA calculations included in this table have been provide to permit Total Energy to respond to certain statements made by Savanna on page 7 of the Savanna Notice of Change. Management of Total Energy believes that in addition to net income (loss), EBITDA is useful supplemental measure as it provides an indication of the results generated by Total Energy’s primary business activities prior to consideration of how those activities are financed, amortized or how the results are taxed in various jurisdictions as well as the cash generated by Total Energy’s primary business activities without consideration of the timing of the monetization of non-cash working capital items. Readers should be cautioned, however, that EBITDA should not be construed as an alternative to net income (loss) determined in accordance with IFRS as an indicator of Total Energy’s performance. Total Energy’s method of calculating EBITDA may differ from other organizations and, accordingly, EBITDA may not be comparable to measures used by other organizations.

About Total's Offer to Savanna Shareholders
Full details of the Total Offer are contained in the offer to purchase and associated take-over bid circular, dated December 9, 2016 (the "Original Offer and Circular"), as amended, varied and supplemented (as applicable) by the notice of change and variation dated March 1, 2017 (the "First Notice of Change") and the Notice of Variation. Following filing of the Notice of Variation with Canadian securities regulatory authorities, all of those documents will be available under Savanna's profile at www.sedar.com and on Total Energy's website at www.totalenergy.ca/savannaoffer. Securityholders of Savanna are urged to read the Original Offer and Circular, the First Notice of Change, the Notice of Variation, the Letter of Transmittal that accompanied the Original Offer and Circular, the amended Letter of Transmittal that accompanied the First Notice of Change and the Notice of Guaranteed Delivery for the Offer (collectively, the "Offer Documents") and to consider the important information set out in those documents. Copies of the Offer Documents may be obtained free of charge at www.sedar.com (under Savanna's profile) and may also be obtained free of charge upon request from the Corporate Secretary of Total Energy, at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4, or from Laurel Hill Advisory Group ("Laurel Hill") at the numbers and email address shown below under the heading "Advisors to Total Energy".

Advisors to Total Energy
Total Energy has engaged GMP FirstEnergy to act as its financial advisor and dealer manager. Bennett Jones LLP is acting as Canadian legal advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as United States legal advisor in connection with the Offer.
Laurel Hill has been retained as information agent for the Offer. Savanna shareholders may contact Laurel Hill by telephone at 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Collect Outside North America) or by email at assistance@laurelhill.com.
Computershare Investor Services Inc. ("Computershare") has been retained as the depositary for the Offer. Shareholders of Savanna may contact Computershare by telephone at 1-800-564-6253 (Toll free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com.
About Total Energy
Total Energy is a growth oriented energy services corporation involved in contract drilling services (Chinook Drilling), rentals and transportation services (Total Oilfield Rentals) and the fabrication, sale, rental and servicing of natural gas compression (Bidell Gas Compression) and process equipment (Spectrum Process Systems).
The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the applicable securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
Total Energy has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement (the "Registration Statement"), which includes the Original Offer and Circular, the First Notice of Change and the Notice of Variation, relating to its offer to Savanna shareholders. TOTAL URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT, THE ORIGINAL OFFER AND CIRCULAR, THE FIRST NOTICE OF CHANGE AND THE NOTICE OF VARIATION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the Original Offer and Circular, the First Notice of Change and the Notice of Variation and other documents filed by Total Energy with the Canadian securities regulators at www.sedar.com (under the issuer profile for Savanna) and with the SEC at the SEC's website at www.sec.gov. The Original Offer and Circular, the First Notice of Change and the Notice of Variation and other documents may also be obtained free of charge from Total's website at www.totalenergy.ca/savannaoffer or upon request made to Total at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.
Securityholders should be aware that Total Energy may purchase Savanna Common Shares otherwise than under the Offer, such as in open market purchases.

Forward-Looking Information Cautionary Statement
This News Release contains certain forward-looking information (referred to herein as "forward-looking statements"). Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "scheduled", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future events, circumstances or outcomes. In particular, this News Release contains forward-looking information concerning the Offer (including Total Energy's expectations with respect to an extension of the Offer after the expiry of the initial deposit period thereunder), Total Energy's views with respect to the combined entity that would result from the Western Arrangement, potential benefits of the Offer to shareholders of Savanna, the timing for the take-up of Savanna Common Shares validly deposited (and not withdrawn) under the Offer, and the deposit of Savanna Common Shares under the Offer by Locked-Up Shareholders.
Forward-looking statements are based upon the opinions and expectations of management of Total Energy as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total Energy believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Total Energy or Savanna (or any of their respective affiliates) is a party, an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Total Energy, and new laws and regulations (domestic and foreign). Risks relating specifically to Total Energy's ability to realize anticipated benefits of the proposed combination of Total Energy and Savanna include, but are not limited to: Total Energy's inability to successfully integrate with Savanna following completion of the Offer, including by changing the board of directors of Savanna to consist of nominees of Total Energy. Additional risks to which Total Energy is exposed in the conduct of its business are set out under the heading "Risk Factors" in Total Energy’s annual information form for the year ended December 31, 2016 (the "AIF"), and under the heading "Risk Factors" in Total Energy’s management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2016 ("Annual MD&A"), each of which has been incorporated by reference in the Original Offer and Circular, has been filed with various securities regulatory authorities in Canada and is available under Total Energy's profile through the SEDAR website at www.sedar.com.
Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this News Release and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.
Forward-looking information respecting the Offer and the anticipated timing of certain steps or events associated with the Offer is based upon various assumptions and factors, including, in addition to those noted elsewhere in this News Release, publicly reported financial information concerning Savanna, publicly reported information concerning the number of outstanding Savanna Common Shares and the number of options and other convertible or exchangeable rights and securities issued or granted by Savanna (entitling holders thereof to acquire Savanna Common Shares), advice from professional advisors with respect to statutorily mandated time frames for various applications and steps/events associated with the Offer, that Savanna has made full and accurate disclosure of all material information concerning Savanna in accordance with applicable Canadian securities laws (including disclosure of all material contracts and existing and potential contingent liabilities) and that there have been no recent material adverse changes in the business, affairs, capital, prospects or assets of Savanna.
Additional risk factors could cause actual results or events to differ materially from the results or outcomes expressed or implied by the forward-looking statements in this News Release. For a discussion regarding such risks, see, in particular, the sections of the Original Offer and Circular entitled "Purpose of the Offer and Plans for Savanna", "Certain Information Concerning Securities of the Offeror", "Regulatory Matters" and "Risk Factors", the risk factor contained in the Notice of Variation on pages 1 – 2 as well as the information contained under the heading "Risk Factors" in each of the AIF and Annual MD&A, incorporated by reference in the Original Offer and Circular.
Total Energy cautions you that the risks described or referenced in this section are not the only ones that could affect the Offer or Total Energy. Additional risks and uncertainties not presently known by Total Energy or that Total Energy currently believes are not material may also materially and adversely affect the satisfaction or waiver by Total Energy of any of the conditions of the Offer, the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of Total Energy. Except as otherwise indicated by Total Energy, forward-looking statements do not reflect the potential impact of any special initiatives or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur in the future. The financial impact of any such special initiatives or transactions may be complex and will depend on the facts particular to each of them. Total Energy, therefore, cannot describe the expected effects in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about Total Energy and the Offer and its anticipated impacts.
The forward-looking statements contained in this News Release are made as of the date hereof and Total Energy does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this News Release are expressly qualified by this cautionary statement.
Non-IFRS Measures
This News Release includes certain non-International Financial Reporting Standards ("IFRS") measures and readers should review the note set out above in this News Release under the table entitled, "Comparative Capital Stewardship Record – Snapshot".